

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

April 13, 2017

Simon Dingemans
Chief Financial Officer
GlaxoSmithKline plc
980 Great West Road, Brentford
Middlesex TW8 9GS, England

> **Re: GlaxoSmithKline plc**
> **Registration Statement on Form F-3**
> **Filed April 3, 2017**
> **File No. 333-217125**

Dear Mr. Dingemans:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at (202) 551-5019 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Sebastian R. Sperber, Esq.
Cleary Gottlieb Steen & Hamilton LLP